Item 77I. Terms of New or Amended Securities
- Morgan Stanley Institutional Fund, Inc. - Advantage Portfolio

The Board of Directors of Morgan Stanley Institutional Fund, Inc.
(the "Board of Directors"), at a meeting duly convened and held on December 9-10, 2009, adopted resolutions which established an additional portfolio of common stock, consisting of four classes, designated as Advantage Portfolio - Class I, Advantage Portfolio
- Class P, Advantage Portfolio - Class H, Advantage Portfolio
- Class L, and classified 500,000,000 shares of common stock as shares of Advantage Portfolio - Class I, 500,000,000 shares of common stock as shares of Advantage Portfolio - Class P,
500,000,000 shares of common stock as shares of Advantage Portfolio
- Class H, and 500,000,000 shares of common stock as shares of
Advantage Portfolio - Class L.   The terms applicable to the classes
of common stock designated and classified as set forth above, including any preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption, as set by the Board of Directors, are the same as the terms of the existing classes of common stock which are set forth in the Articles of Restatement of Morgan Stanley Institutional Fund, Inc. as amended and supplemented (the "Charter"). The shares of the Advantage Portfolio, when issued, are fully paid and nonassessable, and have no preference as to conversion, exchange, dividends, retirement or other features. The shares of the Advantage Portfolio have no pre-emptive rights. The shares of Morgan Stanley Institutional Fund, Inc. have non-cumulative voting rights, which means that the holders of more than 50% of the shares voting for the election of Directors can elect 100% of the Directors if they choose to do so. Shareholders are entitled to one vote for each full share held (and a fractional vote for each fractional share held), then standing in their name on the books of Morgan Stanley Institutional Fund, Inc. The Advantage Portfolio is not subject to the liabilities of any other portfolio of Morgan Stanley Institutional Fund, Inc.